CAPITOL GROUP HOLDINGS CORPORATION
                        4600 East Sunset Road, Suite 320
                             Henderson, Nevada 89014
                            Telephone (702) 451-8954

                                December 2, 2002


Mr. John Reynolds                                    Copy Via Fax (202) 942-9516
Mail Stop 3-4
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Application for Withdrawal of Registration Statement on Form SB-2 for Capitol Group Holdings Corporation; File No. 333-100288

Dear Mr. Reynolds:

         Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Capitol Group Holdings Corporation (the "Company") hereby requests that its Registration Statement on Form SB-2 (File No. 333-100288) be withdrawn. The Company is making this application, inasmuch as it wishes to further strengthen its position in the marketplace before undertaking a public offering of its securities. No securities were sold in connection with the subject Registration Statement.

         Please direct any enquires you may have regarding the above referenced Registration Statement to Mr. Frank J. Dobrucki, President of the Company, telephone (702) 451-8954 and telecopier (702) 451-8916, or Norman T. Reynolds, Esq. of the firm Glast, Phillips & Murray, P.C., counsel to the Company, 815 Walker Street, Suite 1250, Houston, Texas 77002, telephone (713) 237-3135 and telecopier (713) 237-3202.

                                                    Very truly yours,

                                                    /s/Frank J. Dobrucki

                                                    Frank J. Dobrucki, President